Exhibit 4.14

DESCRIPTION OF SECURITIES

General

The following description summarizes important terms of the classes of the capital stock and outstanding convertible debt and warrant securities of Quality Industrial Corp,. a Nevada corporation (the “Company,” “we,” “our”). This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation, the certificate of designation for our Series A preferred stock, the certificate of designation for our Series B convertible preferred stock, and our bylaws, as well as the forms of the Notes and Warrants described herein, all of which have been filed as exhibits to the Annual Report on Form 10-K to which this exhibit is attached.

Our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share, of which 100 shares have been designated as Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), and 200,000 shares have been designated as Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”).

Common Stock

Dividend Rights. Subject to any preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Our bylaws permit dividends to be paid in cash, in property, or in shares of capital stock, subject to any provisions of our articles of incorporation.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to holders of any then-outstanding preferred stock.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock standing in such holder’s name on the records of the corporation on each matter submitted to a vote of the stockholders, except as otherwise required by law. All corporate action (other than the election of directors) shall be authorized by the affirmative vote of the holders of a majority of the votes cast at a duly held meeting at which a quorum is present; directors are elected by a plurality of votes. The presence of fifty percent (50%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Stockholders do not have cumulative voting rights.

Preemptive Rights; Other Rights. Holders of common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any outstanding series of preferred stock.

Liability to Further Calls or Assessments. The common stock is fully paid and non-assessable and our stockholders are not liable for further calls or assessments.

Preferred Stock

Our articles of incorporation authorize our board of directors to issue up to 1,000,000 shares of preferred stock in one or more series and, by filing a certificate pursuant to applicable Nevada law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof. The authority of the board with respect to each series includes, but is not limited to, the determination of dividend rates (including whether dividends shall be cumulative), voting rights, conversion privileges, redemption terms and conditions, sinking fund provisions, liquidation rights, and any other relative or participation rights, preferences, and limitations. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A Preferred Stock

On April 3, 2018, the board of directors adopted a certificate of designation creating the Series A Preferred Stock, with a total authorized amount of 100 shares and a par value of $0.001 per share.

Dividend Rights. Initially, there are no dividends due or payable on the Series A Preferred Stock. Any future terms with respect to dividends shall be determined by the board consistent with our articles of incorporation.

Liquidation Rights. Upon the occurrence of a Liquidation Event (as defined in the certificate of designation, including any voluntary or involuntary liquidation, dissolution, or winding-up, certain mergers or consolidations, or a sale or lease of all or substantially all of our assets), holders of Series A Preferred Stock are entitled to receive net assets on a pro rata basis. The Series A Preferred Stock ranks senior to our common stock and any other series of preferred stock (other than any series specifically ranked senior by its terms) as to distributions upon liquidation, dissolution, or winding up.

Conversion Rights. The Series A Preferred Stock shall convert into exactly 4,000,000 shares of common stock upon total conversion of any and all Series A preferred shares, and only upon the unanimous vote and approval of all holders of Series A Preferred Stock.

Voting Rights. Each one share of Series A Preferred Stock has voting rights equal to a formula designed to provide the holder with votes equivalent to approximately 2% of the total voting power at the time of the respective vote. Specifically, the voting rights of one share equal 0.019607 multiplied by the total issued and outstanding common stock eligible to vote divided by 0.49, minus 0.019607 multiplied by the total issued and outstanding common stock eligible to vote. Holders of Series A Preferred Stock vote together with the holders of common stock on all matters without regard to class, except to the extent separate class voting is required by applicable law or our articles of incorporation or bylaws.

Protection Provisions. So long as any shares of Series A Preferred Stock are outstanding, we shall not, without first obtaining the unanimous written consent of the holders of Series A Preferred Stock, alter or change the rights, preferences, or privileges of the Series A Preferred Stock so as to adversely affect its holders. In addition, the terms and any rights of the Series A Preferred Stock may be waived only upon the unanimous written consent of all holders of Series A Preferred Stock.

No Restriction on Repurchase. The certificate of designation does not restrict the repurchase or redemption of Series A Preferred Stock while there is any arrearage in the payment of dividends.

Modification of Rights. The terms and conditions and rights of the Series A Preferred Stock shall not be amended except by the unanimous written consent of all of the then outstanding Series A Preferred Stock.

Series B Convertible Preferred Stock

On September 23, 2024, we filed a certificate of designation with the Nevada Secretary of State establishing our Series B Preferred Stock. We designated a total of 200,000 shares of our preferred stock as Series B Preferred Stock, each with a par value of $0.001 per share and a stated value of $0.001 per share.

Dividend Rights. The holders of Series B Preferred Stock shall be entitled to receive dividends according to our company’s dividend policy.

Conversion Rights. Each share of Series B Preferred Stock is convertible, at the option of the holder, at any time and from time to time, into 1,000 fully paid and non-assessable shares of our common stock. The conversion right is exercised by surrender of the applicable certificates to us or our transfer agent, accompanied by written notice electing conversion. Notwithstanding the foregoing, no Series B preferred shareholder may convert any portion of the Series B Preferred Stock if, after giving effect to the conversion, the holder and its affiliates would beneficially own more than 9.99% of the outstanding shares of common stock. We are obligated to reserve and keep available out of our authorized but unissued shares of common stock such number of shares as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock.

Adjustment Provisions. In the event of a reverse split of our common stock, holders of Series B Preferred Stock shall be entitled upon conversion to receive such number of shares of common stock as is necessary to maintain their proportionate equity interest in our common stock as they would have had on conversion before such reverse split. In addition, in the event of any distribution of assets or rights to holders of our common stock, holders of Series B Preferred Stock shall be entitled upon conversion to receive the amount of such assets that would have been payable to them had they been holders of common stock on the applicable record date. If we issue purchase rights pro rata to record holders of our common stock, holders of Series B Preferred Stock will be entitled to acquire the aggregate purchase rights that they could have acquired had they held the number of shares of common stock acquirable upon complete conversion of the Series B Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, the holders of the Series B Preferred Stock shall not be entitled to receive liquidation in preference to the holders of common shares or any other class or series of preferred stock. Instead, the Series B Preferred Stock shall automatically be converted into common stock at the conversion rate stated above.

Voting Rights. Except as otherwise expressly provided in the certificate of designation or as required by law, holders of Series B Preferred Stock shall have voting rights.

Effect of Fundamental Transactions. At the option of the holders of the Series B Preferred Stock, the sale, conveyance, or disposition of all or substantially all of our assets, any transaction resulting in a disposition of more than 50% of our voting power, or any consolidation, merger, or other business combination when we are not the survivor shall require an adjustment in the conversion terms of the Series B Preferred Stock so as to maintain the same equity interest in the common stock as it would have on conversion prior to such event.

No Other Preferences. The shares of Series B Preferred Stock shall have no other preferences, rights, restrictions, or qualifications except as otherwise provided in the certificate of designation or by law.

Modification of Rights. The terms, conditions, and rights of the Series B Preferred Stock shall not be amended except by the unanimous written vote of all then-outstanding Series B Preferred Stock.

Effect on Holders of Common Stock. Because the rights and amounts payable with respect to the common stock may be materially limited or qualified by the rights of the outstanding Series A Preferred Stock and Series B Preferred Stock, holders of common stock should consider the descriptions of the preferred stock above in their evaluation of the common stock.

Convertible Promissory Notes

August 3, 2022, Convertible Note Issued to RB Capital Partners, Inc.

On August 3, 2022, the Company issued a convertible promissory note to RB Capital Partners, Inc. (“RB Capital Partners”) in a principal amount of $1,100,000, bearing interest at 7% per annum, for a period of 24 months from the issue date. The note may not be converted until six months from the issue date. The holder has the right, exercisable in whole or in part, to convert the outstanding principal (and, at the Company’s option, accrued and unpaid interest) into shares of our common stock at a conversion price of $1.00 per share; provided, however, that no holder may convert any portion of the note if, after giving effect to the conversion, the holder and its affiliates would beneficially own more than 4.99% of our outstanding common stock. The conversion price is not adjusted for forward or reverse stock splits and is not subject to anti-dilution adjustments. The note may be amended, waived, or modified only by the written consent of us and the holder. No security interest, subordination, or sinking fund provisions apply to the note, and the note is described as being free from all taxes, liens, claims, and encumbrances with respect to its issue.

March 17, 2023, Convertible Note Issued to RB Capital Partners, Inc.

On March 17, 2023, the Company issued a convertible promissory note to RB Capital Partners in a principal amount of $200,000, bearing interest at 7% per annum, for a period of 24 months from the issue date. The note may not be converted until six months from the issue date. The holder has the right, exercisable in whole or in part, to convert the outstanding principal (and, at the Company’s option, accrued and unpaid interest) into shares of our common stock at a conversion price of $1.00 per share; provided, however, that no holder may convert any portion of the note if, after giving effect to the conversion, the holder and its affiliates would beneficially own more than 4.99% of our outstanding common stock. The conversion price is not adjusted for forward or reverse stock splits. The note may be amended, waived, or modified only by the written consent of us and the holder. No security interest, subordination, or sinking fund provisions apply to the note, and the note is described as being free from all taxes, liens, claims, and encumbrances with respect to its issue.

May 23, 2023, Convertible Note Issued to Jefferson Street Capital LLC

On May 23, 2023, the Company issued a convertible promissory note (the “May 2023 Jefferson Note”) to Jefferson Street Capital LLC (“Jefferson Street Capital”) in a principal amount of $220,000 (purchase price of $200,000), bearing interest at 6.5% per annum (with default interest accruing at 15% per annum), with a maturity date of February 23, 2024. The note may not be prepaid in whole or in part except as otherwise set forth therein; however, the Company has the right, upon not less than five trading days’ prior written notice, to prepay the outstanding balance at 110% of the then-outstanding balance (principal, accrued interest, and any penalties). The holder has the right, from the date that is 180 days following the issue date through the later of the maturity date or the date of payment of the default amount, to convert all or any part of the outstanding and unpaid amount into shares of common stock at a fixed conversion price of $0.35 per share, subject to equitable adjustments for stock splits, stock dividends, rights offerings, combinations, recapitalizations, reclassifications, extraordinary distributions, and similar events, and further subject to anti-dilution adjustment in the event of a dilutive issuance at a lower price. In no event may the holder convert any portion of this note if, after giving effect to the conversion, the holder and its affiliates would beneficially own more than 4.99% of our outstanding common stock, and this limitation may not be waived. The note contains a most-favored-nation clause whereby, during the period any amounts remain outstanding, if we engage in a future financing transaction of $200,000 or less, we must notify the holder and, if the holder determines the new terms are more favorable, we are required to amend and restate the note on such terms. Events of default include, among other things, failure to pay principal or interest when due, failure to issue conversion shares, breach of covenants or representations and warranties, bankruptcy or insolvency, delisting of our common stock, and failure to maintain required share reserves. Upon an event of default, the note becomes immediately due and payable at the greater of 150% of the outstanding principal and accrued interest (or, in the case of certain conversion defaults, 200% thereof). No security interest, subordination, or sinking fund provisions apply to the note.

Convertible Note Issued to Sky Holdings Ltd

On June 16, 2023, the Company issued a convertible promissory note to Sky Holdings Ltd in a principal amount of $550,000 (reflecting an original issue discount of $50,000 on a purchase price of $500,000), bearing interest at 7% per annum, for a period of six months from the issue date (with a maturity date of December 16, 2023), and convertible after three months from the issue date. On May 16, 2024, we entered into an addendum amending the original note, whereby we agreed that the remaining principal balance of $550,000 (plus all accrued interest) would be convertible into shares of our common stock at an amended conversion price of $0.0375 per share. The holder has the right, exercisable in whole or in part, to convert the outstanding principal and accrued interest into shares of our common stock at such $0.0375 conversion price; provided, however, that no holder may convert any portion of the note if, after giving effect to the conversion, the holder and its affiliates would beneficially own more than 4.99% of our outstanding common stock, and in the event of a forward or reverse stock split, the conversion price shall remain unaffected. The note may be amended, waived, or modified only by the written consent of us and the holder. No security interest, subordination, or sinking fund provisions apply to the note.

Convertible Note Issued to Exchange Listing LLC

On February 6, 2024, the Company issued a convertible promissory note to Exchange Listing LLC (“Exchange Listing”) in a principal amount of $35,000, bearing interest at 10% per annum (with default interest at the lesser of 20% per annum or the maximum legal rate), with a maturity date of the earlier of six months from the issue date or upon completion of a listing on a senior exchange. The principal amount is due and payable on the maturity date; interest is payable at maturity and is guaranteed for the entire term of the note, without regard to any acceleration of the maturity date, and may be paid in kind at the Company’s option. The note may be prepaid in whole or in part at any time. The holder has the right at any time to convert all or any part of the outstanding and unpaid principal and accrued interest into shares of our common stock at a conversion price equal to a 35% discount to the volume weighted average trading price of our common stock for the five trading days before any conversion, subject to adjustments for stock dividends, forward splits, fundamental transactions, and anti-dilution adjustments in the event of dilutive issuances. In no event may the holder convert any portion of this note if, after giving effect to the conversion, the holder and its affiliates would beneficially own more than 4.99% of our outstanding common stock; this limitation may be waived (up to a maximum of 9.99%) by the holder upon not less than 61 days’ prior notice to us. Events of default include failure to pay principal or interest when due, breach of representations and warranties, appointment of a receiver, bankruptcy or insolvency, delisting, failure to comply with reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), cessation of operations, and failure to become or maintain DTC registration. Upon an event of default, the note becomes immediately due and payable, interest accrues at the default rate, and a liquidated damages charge of 25% of the outstanding balance is assessed.

Convertible Note Issued to Sean Levi

On December 20, 2023, the Company issued a convertible promissory note to Sean Levi in a principal amount of $100,000, bearing a minimum 20% interest charge upon receipt of initial public offering (“IPO”) funding, and thereafter 15% per annum, for a term of one year from the issue date. The note may not be converted until six months from the issue date. If the Company uplists to the NYSE, the holder will be issued commitment shares equal to 50% of the value of the note at a 25% discount to the IPO price, to be held for six months; if the Company does not uplist, the holder will be issued shares equal to 200% of the value of the note in Company stock listed on the over-the-counter market. The conversion price is equal to the price at which the commitment shares were issued—if after an uplist, equal to 25% of the listing price; if no uplist occurs, equal to a 50% discount to the listing price. The Company may prepay the outstanding principal and interest by providing four trading days’ prior written notice, with any prepayment equal to 110% of the then-outstanding principal plus accrued and unpaid interest. No security interest, subordination, or sinking fund provisions apply to the note.

May 21, 2024, Convertible Note Issued to Jefferson Street Capital LLC

On May 21, 2024, the Company issued a convertible promissory note to Jefferson Street Capital in a principal amount of $71,500 (purchase price of $65,000), bearing interest at 10% per annum (with default interest at 15% per annum), with equal consecutive monthly payments commencing five months from the issue date, with a final maturity date of February 21, 2025. Ilustrato Pictures International Inc., a Nevada corporation, is a guarantor under the note. The note may not be prepaid in whole or in part except as otherwise set forth therein; however, the Company has the right, upon not less than five trading days’ prior written notice, to prepay the outstanding balance at 110% of the then-outstanding balance. The holder has the right, from the date of the note through the later of the maturity date or the date of payment of the default amount, to convert all or any part of the outstanding and unpaid amount into shares of our common stock at a fixed conversion price of $0.03 per share, subject to equitable adjustments for stock splits, stock dividends, rights offerings, combinations, recapitalizations, reclassifications, extraordinary distributions, and similar events, and further subject to anti-dilution adjustment in the event of a dilutive issuance at a lower price. In no event may the holder convert any portion of this note if, after giving effect to the conversion, the holder and its affiliates would beneficially own more than 4.99% of our outstanding common stock, and this limitation may not be waived. $1,500 will be added to principal under the note for each conversion. Events of default include, among other things, failure to pay principal or interest when due (with a five-day cure period), failure to issue conversion shares, breach of covenants, appointment of a receiver, bankruptcy or insolvency, delisting, failure to comply with Exchange Act reporting requirements, cessation of operations, and failure to disclose the note and guaranty in Securities and Exchange Commission (“SEC”) filings. Upon certain events of default, the note becomes immediately due and payable at 150% of the outstanding amount; upon other specified events, at 200% of the outstanding amount.

Convertible Note Issued to J.J. Astor & Co.

On September 20, 2024, the Company entered into a loan agreement (the “J.J. Astor Loan Agreement”) with J.J. Astor & Co. (“J.J. Astor”), pursuant to which the Company issued a senior secured note in an original principal amount of $405,000 (representing 135% of the subscription amount of $300,000) (the “J.J. Astor Note”). The funding amount delivered to the Company at closing was approximately $288,000, representing 96% of the subscription amount after deduction of a $12,000 origination fee retained by the lender. In addition, the Company issued 2,500,000 restricted shares of common stock to the lender at closing as consideration for the loan (the “Bonus Shares”). The J.J. Astor Note is repayable in 40 weekly installments of $10,125 each, commencing on September 27, 2024, and continuing on each Friday thereafter until the final maturity date of July 4, 2025. The J.J. Astor Note does not bear interest during its term absent an Event of Default (as defined below); however, from and after the occurrence of an Event of Default, the outstanding principal amount shall increase to the default amount (defined as 110% of the outstanding principal amount plus all other amounts due under the J.J. Astor Note) and the J.J. Astor Note shall bear interest at 16% per annum, calculated on the basis of a 360-day year. The J.J. Astor Note is a senior and direct debt obligation of the Company, ranking pari passu with all other notes issued under the J.J. Astor Loan Agreement and senior to all other indebtedness of the Company or any of its subsidiaries, and is secured by a Subsidiary Guarantee, dated as of September 20, 2024 , between Al Shola Al Modea Gas Distribution L.L.C., a United Arab Emirates limited liability company and majority-owned subsidiary of the Company (the “Guarantor”), and the Company (the “Subsidiary Guarantee”), and a Pledge and Security Agreement, dated as of September 20, 2024, among the Company, the Guarantor, and J.J. Astor (the “Security Agreement”), which are described further below.

The Company may prepay the J.J. Astor Note in full at any time. The J.J. Astor Note is immediately payable in full upon a Change of Control Transaction, which is defined to include, among other things, the acquisition by any person or group of more than 50% of the Company’s voting securities, mergers or consolidations where the Company’s pre-transaction stockholders hold less than 50% of the surviving entity’s voting power or equity, or the sale of all or substantially all of the Company’s assets. Upon the occurrence of an event of default, the holder has the right to convert all or any portion of the J.J. Astor Note (at the then-increased default amount) into shares of our common stock at the applicable conversion price, up to the Maximum Conversion Shares (as defined below). The conversion price is equal to 80% of the average of the four lowest volume weighted average closing prices of our common stock over the 20 trading days immediately prior to each permitted conversion; provided, however, that if the Company issues any securities at a conversion price, exercise price, or per share price less than such formula price, the conversion price shall be reduced to such lower price and the Maximum Conversion Shares shall be increased accordingly. The “Maximum Conversion Shares” are determined by dividing 200% of the then-increased outstanding principal amount by the conversion price then in effect. The Company is required to file a resale registration statement with the SEC within 60 days following notice of any default and to register the Maximum Conversion Shares for resale within 90 days thereafter. An “Event of Default” is defined to include, among other things, failure to pay principal when due (with a five-business-day cure period for scheduled installment payments), failure to observe covenants (with a two- or five-business-day cure period, as applicable), cross-defaults on other material agreements or transaction documents, material misrepresentation, bankruptcy or insolvency events, default on indebtedness in excess of $100,000, entry of a final non-appealable judgment of at least $100,000 that remains unpaid for 45 days, delinquency in SEC filings, and delisting from a trading market. So long as any portion of the J.J. Astor Note remains outstanding, the Company is subject to negative covenants prohibiting, among other things, adverse amendments to charter documents, amendment or repayment of other outstanding indebtedness (except as permitted), issuance or repurchase of common stock (except as permitted), incurrence of additional indebtedness (except as permitted), granting of liens (other than permitted liens), payment of cash dividends on equity securities, and entering into non-arm’s-length affiliate transactions. The J.J. Astor Loan Agreement also restricts the Company from selling or offering any securities (including convertible notes, common stock, or common stock equivalents) without the lender’s prior written consent, and requires that any net proceeds from permitted equity sales be applied to prepay the outstanding principal amount. The lender has the right to appoint one individual as a non-voting observer to the Company’s board of directors, who shall receive all notices, minutes, and materials provided to board members.

Pursuant to the Subsidiary Guarantee, the Guarantor has jointly and severally, unconditionally and irrevocably guaranteed to the lender the prompt and complete payment and performance when due of all obligations under the J.J. Astor Note and the related transaction documents, including principal, interest (including default payments), fees, indemnities, costs, and all other liabilities of the Company thereunder. The guarantee is construed as a continuing, absolute, and unconditional guarantee of payment and performance, without regard to the validity or enforceability of the J.J. Astor Loan Agreement or any defense or counterclaim (other than payment or performance or fraud by the lender) that may be available to the Company. The obligations of each guarantor (including the Guarantor) rank senior in priority to any other indebtedness of such guarantor. The Company is required to cause each subsidiary formed or acquired after the date of the Subsidiary Guarantee to become an additional guarantor by executing an Assumption Agreement, and upon the occurrence and during the continuation of an Event of Default, the Company’s foreign subsidiaries are also required to become guarantors. So long as any obligations remain outstanding, each guarantor is subject to negative covenants prohibiting, among other things, incurrence of additional indebtedness (other than permitted indebtedness), granting of liens (other than permitted liens), amendments to charter documents without the lender’s consent, repurchase of securities or debt obligations (except as permitted), payment of cash dividends on equity securities (other than to another guarantor or to the Company), and entering into non-arm’s-length affiliate transactions. Each guarantor will be released from all liability under the Subsidiary Guarantee upon the indefeasible repayment in full of all amounts owed under the J.J. Astor Loan Agreement, the J.J. Astor Note, and the other transaction documents.

Pursuant to the Security Agreement, the Company and the Guarantor (and any additional subsidiaries that become parties thereto) (collectively, the “Debtors”) have granted to J.J. Astor, as collateral agent for the benefit of itself and any other lenders, a first priority lien on and security interest in substantially all of the Debtors’ assets, including all accounts, inventory, equipment, general intangibles (including intellectual property), contracts, goods, instruments, investment property (including all equity interests in subsidiaries), chattel paper, documents, deposit accounts, commercial tort claims, and all proceeds thereof (collectively, the “Collateral”), subject to certain excluded assets (including any lease, license, or agreement where a lien grant would violate or invalidate such agreement, and more than 65% of the outstanding stock of the Guarantor. For the avoidance of doubt, unless an Event of Default has occurred and is continuing, the Guarantor is not deemed a Debtor under the Security Agreement; however, upon the occurrence and during the continuation of an Event of Default, the Guarantor shall be deemed a Debtor and J.J. Astor shall be granted a lien on all Collateral of the Guarantor. The Security Agreement requires the Company to cause each subsidiary formed or acquired after the date of the Security Agreement to become a Debtor by executing a joinder agreement, and to pledge all stock or equity interests of such subsidiary to J.J. Astor. Upon an Event of Default, J.J. Astor has all rights and remedies of a secured party under the Uniform Commercial Code, including the right to take possession of, sell, lease, license, assign, or otherwise dispose of the Collateral at public or private sale, to appoint a receiver, and to exercise all voting and consensual powers of ownership pertaining to the Collateral. The Company has irrevocably appointed the Collateral Agent as its attorney-in-fact for the purpose of carrying out the terms of the Security Agreement, including the execution and delivery of documents necessary to perfect or protect the security interest. The liens and security interests granted under the Security Agreement will not terminate until the full and indefeasible satisfaction of all obligations under the J.J. Astor Loan Agreement, the J.J. Astor Note, and the other transaction documents.

In connection with the issuance of the J.J. Astor Note, the Company and J.J. Astor entered into a Registration Rights Agreement, dated as of September 20, 2024 (the “Registration Rights Agreement”), pursuant to which, upon the lender’s declaration of an Event of Default under the J.J. Astor Note that has not been cured, the Company is required to file an initial registration statement with the SEC covering the resale of 100% of the Maximum Conversion Shares and the Bonus Shares (collectively, the “Registrable Securities”) no later than the 30th calendar day following such declaration (the “Filing Date”), and to use its reasonable best efforts to cause such registration statement to be declared effective no later than the 60th calendar day following such declaration (or the 90th calendar day in the event of a SEC review). If the Company fails to file the registration statement by the Filing Date, fails to have the registration statement declared effective by the applicable effectiveness date, or otherwise fails to maintain the effectiveness of the registration statement during the required period, the Company is required to pay the holder liquidated damages equal to 1.0% of the aggregate conversion amount of the holder’s notes per month (pro-rated for partial months) until the applicable failure is cured, plus interest at 12% per annum on any unpaid liquidated damages. The Registration Rights Agreement also provides the holder with piggyback registration rights with respect to the Registrable Securities in the event the Company files any registration statement for its own account or the account of others (other than on Form S-4 or Form S-8), and prohibits the Company from filing any other registration statements until all Registrable Securities are registered on an effective registration statement.

In addition, John-Paul Backwell, as Chief Executive Officer and a stockholder of the Company, executed a Covenant Compliance Guaranty Agreement, dated as of September 20, 2024 (the “Covenant Compliance Guaranty”), pursuant to which, for so long as he is affiliated or associated with the Company in any capacity (including as a stockholder), Mr. Backwell has personally agreed not to: (i) knowingly interfere with or knowingly cause the Company or the Guarantor to refuse to allow the lender to collect the weekly installment payments due under the J.J. Astor Note (provided that the Covenant Compliance Guaranty does not constitute a personal guaranty of payment of such amounts); (ii) without the prior written consent of the lender, deliberately cause or permit the Company or the Guarantor to incur any Indebtedness other than as contemplated by the J.J. Astor Loan Agreement; or (iii) knowingly cause the Company to refuse to file the registration statement contemplated under the Registration Rights Agreement or otherwise knowingly cause the Company to violate its covenants and agreements thereunder.

Warrants

Warrant Issued to Exchange Listing LLC

On April 19, 2023, the Company issued a warrant to Exchange Listing LLC (the “Exchange Listing Warrant”) to purchase 200,000 shares of common stock at an exercise price of $0.58 per share, exercisable from the issuance date and for a period of five years thereafter. The Exchange Listing Warrant may be exercised by cash payment or by cashless exercise. The number of warrant shares is subject to adjustment in the event of a reverse stock split occurring prior to or simultaneous with a Senior Exchange Listing (with reverse split protection ensuring the holder retains 200,000 warrants at $0.58 per share after the split), as well as in the event of consolidation, merger, sale of assets, or reorganization. The exercise of the Exchange Listing Warrant is subject to a beneficial ownership limitation of 4.99%. The Exchange Listing Warrant does not entitle the holder to vote or be deemed a stockholder prior to exercise. No provision of the Exchange Listing Warrant imposes any personal liability on the holder.

Warrant Issued to Jefferson Street Capital LLC

On May 23, 2023, the Company issued a warrant to Jefferson Street Capital LLC (the “May 2023 Jefferson Warrant”) in connection with the issuance of the May 2023 Jefferson Note, to purchase 50,000 shares of common stock at an exercise price of $3.50 per share, exercisable commencing on the earlier of (i) the date that is 180 calendar days after the issuance date or (ii) the date any of the warrant shares have been registered for resale, and ending on the five-year anniversary of the earlier of such dates. The May 2023 Jefferson Warrant may be exercised by cash payment or by cashless exercise if the market price of a share of common stock is greater than the exercise price and the applicable registration statement is not effective or does not cover the holder’s resale. The exercise price and number of warrant shares are subject to adjustment for distributions of assets, anti-dilution adjustments in the event of dilutive issuances (with a share ratchet adjustment if a registration failure has occurred), and for subdivisions or combinations of our common stock. The exercise of the May 2023 Jefferson Warrant is subject to a beneficial ownership limitation of 4.99%. In the event of a fundamental transaction (including a merger, sale of all or substantially all of our assets, or a tender offer or exchange offer), the holder shall have the right, at the option of the holder, to receive the same consideration per share of common stock as other stockholders receive, or the Company must engage the holder and enter into a written agreement providing the holder with the right to receive consideration in a form deemed equitable by the holder.

Anti-Takeover Effects of Nevada Law and Charter Provisions

Provisions of the Nevada Revised Statutes (the “NRS”), our articles of incorporation, and our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders.

Authorized but Unissued Shares. Authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions, and employee stock plans. The existence of authorized but unissued common stock could render it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or other transaction, since our board of directors may issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, our articles of incorporation authorize 1,000,000 shares of preferred stock; our board, acting alone and without approval of our stockholders, may designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Articles of Incorporation and Bylaws. Various provisions of our bylaws may also have an anti-takeover effect. Special meetings of stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer, or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to the board of directors. To be timely, a stockholder’s notice must be received at our principal executive offices not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting (subject to adjustment in certain circumstances). Our articles of incorporation and bylaws provide that our board of directors has the sole power to adopt, amend, or repeal our bylaws. Our bylaws also permit the board of directors to establish the number of directors (within the range of one to thirteen as fixed from time to time by the board) and to fill vacancies and newly created directorships by the affirmative vote of a majority of the remaining directors, even though less than a quorum. Any director may be removed by the affirmative vote of holders of a majority of the outstanding shares entitled to vote, with or without cause.

Nevada Anti-Takeover Statutes. Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (NRS 78.378–78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific ownership threshold percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (NRS 78.411–78.444), which prohibits an “interested stockholder” from entering into a “combination” with the corporation unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years did beneficially own) 10% or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Indemnification of Directors and Officers

Our bylaws provide that we shall indemnify our directors and officers to the fullest extent not prohibited by NRS Chapter 78. We may, however, modify the extent of such indemnification by individual contracts with our directors and officers, and shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors, (iii) such indemnification is provided by the Company in its sole discretion pursuant to the powers vested in it under NRS Chapter 78, or (iv) such indemnification is required to be made under the enforcement provisions of our bylaws.

Our bylaws also obligate us to advance expenses, including court costs and attorneys’ fees, incurred by any director or officer in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, prior to the final disposition of such proceeding, upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is ultimately determined that such person is not entitled to indemnification. Notwithstanding the foregoing, no advance shall be made to an officer (except by reason of the fact that such officer is or was a director) in any proceeding if it is reasonably and promptly determined by a majority vote of a quorum of disinterested directors, or by independent legal counsel, that the facts known at the time of such determination demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

All rights to indemnification and advances under our bylaws are deemed to be contractual rights, effective to the same extent as if provided for in a contract between the Company and the director or officer, and are enforceable in any court of competent jurisdiction. The rights conferred by our bylaws are not exclusive of any other rights that any person may have under any statute, charter provision, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees, or agents respecting indemnification and advances to the fullest extent not prohibited by NRS Chapter 78. The indemnification rights conferred by our bylaws survive the cessation of a person’s service as a director, officer, employee, or agent, and inure to the benefit of the heirs, executors, and administrators of such person. To the fullest extent permitted by NRS Chapter 78, the Company, upon approval by the board of directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to our bylaws. Our bylaws also provide that any repeal or modification of the indemnification provisions shall only be prospective and shall not affect the rights under such provisions in effect at the time of the alleged occurrence of any action or omission that is the cause of any proceeding against any agent of the Company.

Employees and other agents of the Company may also be indemnified to the extent permitted by NRS Chapter 78 as determined by our board of directors.

Limitation of Liability of Directors

Our articles of incorporation provide that, to the fullest extent permitted by Nevada law as it exists or may hereafter be amended, no director of the Company shall be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company. Any amendment or repeal of this provision will not eliminate or reduce the effect of any right or protection of a director of the Company existing immediately prior to such amendment or repeal. Our articles of incorporation do not contain a comparable provision limiting the personal liability of officers; accordingly, officers remain subject to personal liability to the extent provided under applicable Nevada law.

Transfer Agent

Our transfer agent is Pacific Stock Transfer, Inc. located at 6725 Via Austi Pkwy, Suite 300 Las Vegas, NV 89119, telephone number (800) 785-7782.

Trading Symbol and Market

The Company’s common stock is quoted on the OTCID tier of the OTC Markets Group, Inc. under the symbol “QIND”.